Tantech Holding Ltd.

c/o Zhejiang Tantech Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province 323000

People’s Republic of China

+86 (578) 226-2305

March 1, 2017

VIA EDGAR

Edward Kelly

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Tantech Holdings Ltd.

Registration Statement on Form F-3, as amended

File No. 333-213240

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date:	March 5, 2017
Requested Time:	4:30 PM Eastern Time

Dear Mr. Kelly:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tantech Holdings Ltd. (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-3, as amended (File No. 333-213240 ) (the “Registration Statement”), be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

In connection with the acceleration request, the Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding this acceleration request to our outside counsel, Jiannan Zhang, Ph.D., Landmark Palace, Tower 2 No. Liangmaqiao Road, Beijing 100016, China. +86 13718231232, zhangj0509@yahoo.com.

Very truly yours,

Tantech Holdings Ltd.

By:	/s/ Zhengyu Wang
Name:	Zhengyu Wang
Title:	Chief Executive Officer